*B

3/5/03

SECURITIE... 03012550 ...SSION
Washington, D.C. ...

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2004
Estimated average burden
hours per response......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49078

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2002 (MM/DD/YY) AND ENDING DECEMBER 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AMERICAN EQUITY INVESTMENT CORPORATION

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4222 GRANT LINE ROAD

(No. and Street)

NEW ALBANY (City) IN (State) 47150 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TIMOTHY E. PEOPLES 812-945-9888

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MELHISER ENDRES TUCKER, CPA'S, P.C.

(Name – *if individual, state last, first, middle name*)

301 E. ELM (Address) NEW ALBANY (City) IN (State) 47150 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED FEB 26 2003 WASH, D.C. 165

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 28 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

03-27

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, TIMOTHY E. PEOPLES, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AMERICAN EQUITY INVESTMENT CORPORATION, as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Audited Financial Statements

American Equity Investment Corporation

December 31, 2002 and 2001

AMERICAN EQUITY INVESTMENT CORPORATION
December 31, 2002 and 2001

CONTENTS

MelhiserEndresTucker

Certified Public Accountants
Professional Corporation

301 EAST ELM STREET
P.O. BOX 107
NEW ALBANY, INDIANA 47151-0107
(812) 945-5236 • (800) 2-TUCKER
FAX (812) 949-4095

699 HILLVIEW DRIVE
P.O. BOX 35
CORYDON, INDIANA 47112
(812) 738-3777
(812) 738-7703

WEBSITE: WWW.METCPA.COM

NORMAN L. MELHISER, CPA
TOM R. TUCKER, CPA
JOSEPH L. BROWN, CPA
MARC J. McCORMICK, CPA
DOUGLAS A. YORK, CPA
TERRY L. GRAHAM, CPA
W. ISSAC ORWICK, CPA

EDWARD D. ENDRES, CPA
(1942-1997)

INDEPENDENT AUDITOR'S REPORT

February 11, 2003

Board of Directors
AMERICAN EQUITY INVESTMENT CORPORATION
4222 Grant Line Road
New Albany, Indiana 47150

We have audited the accompanying statements of financial condition of **AMERICAN EQUITY INVESTMENT CORPORATION** as of December 31, 2002 and 2001, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **AMERICAN EQUITY INVESTMENT CORPORATION** as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, IV, V, and VI is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MELHISER ENDRES TUCKER

Melhiser Endres Tucker

AMERICAN EQUITY INVESTMENT CORPORATION

STATEMENTS OF FINANCIAL CONDITION

ASSETS

	December 31, 2002	December 31, 2001
Cash	$ 5,007	$ 9,954
Cash Segregated Under Federal and Other Regulations	16,255	16,059
Commissions Receivable	4,477	5,259
Agent Receivables	543	300
NASD Membership	3,000	3,000
Prepaid Insurance	775	0
Prepaid CRD Account	630	0
NASD Stock	3,300	3,300
TOTAL ASSETS	$ 33,987	$ 37,872

See Notes to Financial Statements.

AMERICAN EQUITY INVESTMENT CORPORATION

STATEMENTS OF FINANCIAL CONDITION

LIABILITIES AND STOCKHOLDER'S EQUITY

	December 31, 2002	2001
Liabilities		
Accounts Payable	$ 2,119	$ 4,858
Accrued and Withheld Payroll Taxes	799	930
TOTAL LIABILITIES	2,918	5,788
Stockholder's Equity		
Common Stock, No Par Value, 1,000 Shares Authorized 100 Shares Issued & Outstanding	11,000	11,000
Retained Earnings	20,069	21,084
TOTAL STOCKHOLDER'S EQUITY	31,069	32,084
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 33,987	$ 37,872

See Notes to Financial Statements.

AMERICAN EQUITY INVESTMENT CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2002 and 2001

	Common Stock	Retained Earnings
BALANCE - December 31, 2000	$ 11,000	$ 14,303
Net Income - 2001		10,281
Distribution to Stockholder - 2001		(3,500)
BALANCE - December 31, 2001	11,000	21,084
Net Income - 2002		985
Distribution to Stockholder - 2002		(2,000)
BALANCE - December 31, 2002	$ 11,000	$ 20,069

See Notes to Financial Statements.

AMERICAN EQUITY INVESTMENT CORPORATION

STATEMENTS OF INCOME

	December 31, 2002	December 31, 2001
Revenues		
Commissions	$ 104,303	$ 144,074
Interest	196	513
TOTAL REVENUE	104,499	144,587
Expenses		
Commissions	68,962	107,483
Licensing Fees	280	510
Office Supplies	2,310	3,132
Postage	406	402
Professional Services	1,825	1,750
Advertising	515	468
Insurance	0	730
Salaries	17,212	7,383
Payroll Taxes	1,842	739
Contract Labor	90	1,716
Due and Subscriptions	1,247	0
Rent	7,200	5,700
Telephone Expense	1,155	3,485
Miscellaneous	215	626
Membership Assessment	210	16
Repairs	45	166
TOTAL EXPENSES	103,514	134,306
NET INCOME	$ 985	$ 10,281

See Notes to Financial Statements.

AMERICAN EQUITY INVESTMENT CORPORATION

STATEMENTS OF CASH FLOWS

	December 31, 2002	December 31, 2001
Cash Flows from Operating Activities:		
Cash Received from Customers	$ 105,085	$ 141,513
Cash Paid for Services and Supplies	(108,032)	(128,471)
Interest Received	196	513
Net Cash Provided (Used) by Operating Activities	(2,751)	13,555
Cash Flows from Financing Activities:		
Distributions to Stockholder	(2,000)	(3,500)
Net Cash Provided (Used) by Financing Activities	(2,000)	(3,500)
Net Increase (Decrease) in Cash and Cash Equivalents	(4,751)	10,055
Cash and Cash Equivalents - Beginning of Year	26,013	15,958
Cash and Cash Equivalents - End of Year	$ 21,262	$ 26,013

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES:

	2002	2001
Net Income	$ 985	$ 10,281
Adjustments to Reconcile Net Income to Net Cash Provided (Used) by Operating Activities:		
Decrease (Increase) in Commissions Receivable	782	(2,561)
Increase (Decrease) in Accounts Payable	(2,739)	3,113
(Increase) Decrease in Prepaid Insurance	(775)	470
(Increase) Decrease in Agent Receivables	(243)	1,833
(Increase) Decrease in Prepaid CRD Account	(630)	75
Increase (Decrease) in Accrued and Withheld Payroll Taxes	(131)	344
Net Cash Provided (Used) by Operating Activities	$ (2,751)	$ 13,555

See Notes to Financial Statements.

AMERICAN EQUITY INVESTMENT CORPORATION

NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE A - NATURE OF OPERATIONS

The Company is a licensed broker/dealer limited to mutual funds and variable insurance products. The Company is licensed in the States of Indiana and Kentucky. The Company's office is located in New Albany, Indiana.

NOTE B - ACCOUNTING POLICIES

Basis of Accounting
The Company uses the accrual basis of accounting.

Cash Equivalents
For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Income Tax Status
The Company, with the consent of its stockholder, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

Advertising
Advertising costs, which are principally included in operating expenses, are expensed as incurred. Advertising expense was $ 515 and $ 468 for the years ended December 31, 2002 and 2001, respectively.

NOTE C - RESTRICTED CASH

The Company is required to maintain $ 6,000 of cash as capital. The Company has a Money Market account to meet this requirement.

NOTE D - NASD MEMBERSHIP

The Company is a member of the National Association of Securities Dealers. The costs of the membership are transferable.

NOTE E - NASD STOCK

The Company has 100 shares at $ 33 a share of NASD Stock. The stock is carried at cost. The stock is not a marketable security.

ADDITIONAL INFORMATION

AMERICAN EQUITY INVESTMENT CORPORATION

SCHEDULE I

COMPUTATIONS OF NET CAPITAL

	December 31, 2002	December 31, 2001
Total Ownership Equity from Statement of Financial Condition	$ 31,069	$ 32,084
Total Ownership Equity Qualified for Net Capital	23,364	25,784
Total Capital and Allowable Subordinated Liabilities	23,364	25,784
Net Capital Before Haircuts on Securities Positions	23,364	25,784
Net Capital	$ 23,364	$ 25,784

AMERICAN EQUITY INVESTMENT CORPORATION

SCHEDULE II

COMPUTATIONS OF BASIC NET CAPITAL REQUIREMENT

	December 31, 2002	December 31, 2001
Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer and Minimum Net Capital Requirement	$ 5,000	$ 5,000
Net Capital Required	5,000	5,000
Excess Net Capital	$ 18,364	$ 20,784

AMERICAN EQUITY INVESTMENT CORPORATION

SCHEDULE III

COMPUTATIONS OF AGGREGATE INDEBTEDNESS

	December 31, 2002	December 31, 2001
Total Liabilities from Statement of Financial Condition	$ 2,918	$ 5,788
Total Aggregate Indebtedness	2,918	5,788
Percentage of Aggregate Indebtedness to Net Capital	12%	22%
Percentage of Debt to Debt-Equity Total Computed in Accordance with Rule 15c3-1(d)	12%	22%

AMERICAN EQUITY INVESTMENT CORPORATION

SCHEDULE IV

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

	December 31, 2002	December 31, 2001
Balance, Beginning of Period	$ 0	$ 0
Balance, End of Period	$ 0	$ 0

AMERICAN EQUITY INVESTMENT CORPORATION

SCHEDULE V

RECONCILIATION OF AUDITED AND UNAUDITED NET CAPITAL

Net Capital (Unaudited) December 31, 2002	$ 23,364
Net Capital (Audited) December 31, 2002	$ 23,364

AMERICAN EQUITY INVESTMENT CORPORATION

SCHEDULE VI

MATERIAL INADEQUACIES

We have audited the financial statements of **American Equity Investment Corporation** as of and for the year ended December 31, 2002, and have issued our report thereon dated February 11, 2003. During our audit we did not find any material inadequacies.

MELHISER ENDRES TUCKER

Melhiser Endres Tucker